UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Points International Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

730843 10 9

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 730843 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Points Investments, Inc. 57-1161421

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,616,920

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,616,920

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 730843 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IAC/InterActiveCorp 59-2712887

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,616,920

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,616,920

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 730843 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,616,920

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,616,920

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,616,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Points International Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 179 John Street, 8th Floor Toronto, Ontario M5T 1X4

Item 2.
(a)

Name of Person Filing
Points Investments, Inc., IAC/InterActiveCorp and Barry Diller.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
Points Investments, Inc.

c/o IAC/InterActiveCorp

555 W. 18th Street

New York, NY 10011

IAC/InterActiveCorp

555 W. 18th Street

New York, NY 10011

Barry Diller

c/o IAC/InterActiveCorp

555 W. 18th Street

New York, NY 10011

(c)

Citizenship
The following Reporting Persons are corporations organized under the laws of the state of Delaware:  Points Investments, Inc. and IAC/InterActiveCorp.

The following Reporting Person is a citizen of the United States:   Barry Diller.

	(d)	Title of Class of Securities Common Shares
	(e)	CUSIP Number 730843 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,616,920
(b) Percent of class: 2.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 3,616,920
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 3,616,920

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 12, 2009

Points Investments, Inc.

By:	/s/ Joanne Hawkins
Name:	Joanne Hawkins
Title:	Secretary

IAC/InterActiveCorp

By:	/s/ Joanne Hawkins
Name:	Joanne Hawkins
Title:	Assistant Secretary, SVP &
Deputy General Counsel

/s/ Barry Diller
Barry Diller

Exhibit 1

AGREEMENT

WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of certain Common Shares of Points International Ltd.

NOW, THEREFORE,

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 25th day of September, 2006.

Points Investments, Inc.

By:	/s/ Joanne Hawkins
Name:	Joanne Hawkins
Title:	Secretary

IAC/InterActiveCorp

By:	/s/ Joanne Hawkins
Name:	Joanne Hawkins
Title:	SVP and Deputy General Counsel

/s/ Barry Diller
Barry Diller